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                                                                    EXHIBIT 99.1


TUESDAY JUNE 5, 1:35 AM EASTERN TIME

                                  PRESS RELEASE

        SIFY REPORTS US GAAP RESULTS FOR Q4 AND YEAR ENDED MARCH 31, 2001 SALES REVENUES CONTINUE TO GROW, CASH LOSSES REDUCE FOR THE FIRST TIME

CHENNAI, India--(BUSINESS WIRE)--June 4, 2001--Satyam Infoway Limited (Nasdaq:
SIFY - news), India's premier Internet and eCommerce Company, announced today its consolidated US GAAP results for the fourth quarter and the financial year ended March 31, 2001.

HIGHLIGHTS

o Sales revenue in Q4 was twice that of Q4 last year. Sales revenue for full year was over two and a half times that of last year. SIFY's sales revenue for full year Rs 1,787 million ($38.1 million) is a record for an Internet and e-Commerce business in India.

o Cash loss (Loss before interest, depreciation and amortization) in Q4 was lower than the previous quarter for the first time in last eight quarters. This reversal of trend is an important milestone in SIFY's march towards profitability. The reduction in Cash loss was achieved by increasing revenue and reducing expenses.

o The sales revenue profile in Q4 was: 68% from data/network services and e-Consulting to Corporate; 24% from retail Internet access at home and at cybercafes; and 8% from the portal.

R. Ramaraj, Managing Director and Chief Executive Officer stated, "This quarter will be remembered by all of us in SIFY as the quarter in which we posted a reduction in cash loss for the first time -- a clear reversal of trend. This was achieved by expanding the topline sales revenue and reducing operating costs simultaneously."

SUMMARIZED RESULTS:
(IN $ MILLION; ALL TRANSLATED AT $1 = RS 46.85)

                                                  YEAR ENDED        QUARTER ENDED     QUARTER ENDED
                                                   31 MARCH           31 MARCH           31 DEC.
                                                --------------      -------------     -------------
                                                2001      2000      2001     2000         2000
                                                ----      ----      ----     ----         ----
Sales Revenue:
   Corporate services ..................        24.6       6.1       8.0      2.6          7.4
   Retail internet access ..............        10.2       7.5       2.8      2.9          1.9
   Portal ..............................         3.1       0.7       0.9      0.4          0.7
   Others ..............................         0.2        --       0.2       --           --
    Total ..............................        38.1      14.3      11.9      5.9         10.0
Loss before interest, depreciation .....        23.4       4.2       7.3      2.6          8.5
   and amortization
Loss before amortization of goodwill ...        29.4       5.7      10.7      2.0         10.6
   in acquisitions
Net loss ...............................        53.5       8.1      18.2      3.8         18.4
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CORPORATE SERVICES:

SIFY's Corporate services (data/network services and e-Consulting services) business has grown to play a dominant role in its revenue stream constituting
68% of SIFY's revenue. Thanks to some major one-time wins during Q4, Revenue during Q4 was 3.1 times over the same period last year.

Key customer wins in Data/Network services during the year include orders from ING Insurance, Jet Airways, Zee Interactive, Aventis, Commerce One, Page Point,
Balsara, Lucent, Gillette India, Usha International and Cognizant Technologies.
SIFY's network remains the default network used by Compuserve subscribers in India and continues to meet UUNet's stringent worldwide standards. The quality of the network and the reach of the network (continuing to be the largest IP network in India) continue to provide competitive advantages.

Key customer wins for the e-Consulting and Web Services during Q4 include orders from State Bank of India, Luxor India, Dr. Reddy's Laboratories and Xerox India.
Key customer wins during the year include: Ford India, Doordarshan, HDFC Bank, UTI Bank, Banque Nationale de Paris, Henkel SPIC and SRF.

SIFY's delivery quality to its corporate customers won recognition in Q4. SIFY was awarded the Golden Web Award for the year 2001 for the website developed by the Company, www.ford.india.com. The site was chosen for the award for its creativity, visual appeal and user delight.

RETAIL INTERNET ACCESS:

SIFY's retail Internet access business continues to be a strong player in the country with 460,000 subscribers -- growing in tandem with growth in the market.
The two major components are: (1) "SatyamOnline" Internet access at home and (2)
"i way" Internet access at cybercafes.

SIFY's Subscriber base has continued to grow in tandem with market growth without losing market share. The fall in Average Revenue per User, witnessed in the first three quarters has been arrested in Q4. Continuing decrease in bandwidth costs and growth of the market base above the threshold level would be the drivers to bring stability to this business.

"SatyamOnline" won the "Best ISP in Asia" award at the Internet World Asia industry awards held in Singapore recently over other prestigious nominees such as NTT DoCoMo, Korea ThruNet, Capital Online and StarHub Internet.

"SatyamOnline" bagged the Techies Award 2000 for the Best ISP. The award organized by Media Transasia Group, publishers of PC World and Communications
World, facilitates excellence and pioneering efforts in IT and Telecom.
Selection was through a nationwide user survey conducted over a period of 3 to 4 months on several parameters including, among other factors, customer satisfaction and post sales service.

The franchised network of SIFY's cybercafes has witnessed strong growth. At end of Q4, 301 cafes were operational in six cities in India. Topline revenue in Q4 from cybercafe network was 2.5 times that of the previous quarter. Though a substantial part of the investment in the


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cybercafe network is borne by the franchisees, the customers are strongly owned by SIFY (through membership cards and access at any of the cafes, "memory" of customer preferences and cash from customers flowing first through SIFY to franchisees).

ONLINE PORTAL:

Online portal "sify.com" and the allied websites received 180 million page views per month end of Q4 versus 130 million page views per month end of Q3. The portal business continues to be one of the "dominant" revenue earners in India by successful monetization of its page views. Revenue in Q4 was 2.25 times that of Q4 last year; Revenue in this year was 4.4 times that of last year.

The magazine "Business Baron" recognized www.sify.com as one of the top three websites of India.

RECOGNITION AND HONORS:

SIFY was recognized during the year for its pioneering work as a leading integrated end-to-end solutions provider in India.

The Frost & Sullivan Marketing Engineering Award for Business Development
Strategy 2001 in the Data Center Markets. This award is presented to the `best of breed' companies that successfully develop innovative marketing strategies that redefine the way business is conducted and also contribute to significant market expansion.

SIFY bagged the Company of the Year 2000 award at the SiliconIndia Annual
Technology and Entrepreneurship Conference in San Jose, Calif.

This Press Release contains forward-looking statements within the meaning of section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in the press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business, trends in the corporate services business, pricing and cost trends in the consumer access business, advertising and usage trends in the portal business and the ability of SIFY to capitalize on the new initiatives described herein. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements - Satyam Infoway undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks related to Business" in Satyam
Infoway's Report on Form 6-K for the Quarter ended Dec. 31, 2000 which has been filed with the Securities and Exchange Commission and the other Reports it files with the SEC from time to time. These filings are available at www.sec.gov.

Contact:

     Satyam Infoway Limited (India)
     David Appasamy, 91 44 254 0770, x2013
     david_appasamy@satyam-infoway.com
     Corporate website: www.sifycorp.com
       or
     The Anne McBride Company (USA)
     Can Onen, 212/983-1702
     conen@annemcbride.com


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